Deutsche Bank Securities Inc. 60 Wall St. New York, New York 10005	Cowen and Company, LLC 599 Lexington Avenue New York, New York 10022	Stifel, Nicolaus & Company, Incorporated One South Street, 15th Floor Baltimore, Maryland 21202

September 15, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Asia Timmons-Pierce

Re:	ACON S2 Acquisition Corp.

Registration Statement on Form S-1

Filed August 31, 2020, as amended

File No. 333-248515

Dear Ms. Timmons-Pierce:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representatives of the several underwriters (the “Representatives”), hereby join in the request of ACON S2 Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on September 16, 2020, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirm that the underwriters are aware of their obligations under the Act.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 20 copies of the Preliminary Prospectus dated September 11, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

Deutsche Bank Securities Inc.
Cowen and Company, LLC
Stifel, Nicolaus & Company, Incorporated

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ravi Raghunathan
Name:	Ravi Raghunathan
Title:	Managing Director

By:	/s/ Brandon Sun
Name:	Brandon Sun
Title:	Director

COWEN AND COMPANY, LLC

By:	/s/ Zach Fisher
Name:	Zach Fisher
Title:	Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Craig DeDomenico
Name:	Craig DeDomenico
Title:	Managing Director